August 1, 2008

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
U.S.A.

Attention:  Ms. Peggy Fisher, Assistant Director

Dear Sirs/Mesdames:

Re:         OccuLogix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 0-51030

For your review, OccuLogix, Inc. (the “Company”, “OccuLogix”, ‘we” or “us”) hereby transmits Amendment No. 1 to the Preliminary Proxy Statement of the Company (“Amendment No. 1”) which amends the Preliminary Proxy Statement of the Company filed on May 20, 2008 (File No. 000-51030) (the “Preliminary Proxy Statement”).

Amendment No. 1 reflects changes made to the Preliminary Proxy Statement in response to the letter dated June 13, 2008 (the “Comment Letter”) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”).  This letter responds to the Comment Letter and is keyed to the headings and the numbered comments contained in the Comment Letter.  The page number references that appear in some of the responses in this letter correspond to the enclosed marked EDGAR submission of Amendment No. 1.

General

1.	When you file an amendment, please include the Schedule 14A cover page.

The Company notes the Staff’s comment and has included the Schedule 14A cover page with the enclosed marked EDGAR submission of Amendment No. 1.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

2.	In an appropriate location, please disclose the number of shareholders of OcuSense. Supplementally furnish your basis for not registering the shares to be issued in this transaction.

The Company notes the Staff’s comment and has disclosed the number of stockholders of OcuSense, Inc. (“OcuSense”) on page 28 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Business of the Parties”.

Registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of the Company’s common stock to be issued to the minority stockholders of OcuSense is not required, because such securities will be issued in a transaction not involving a “public offering” within the meaning of Section 4(2) of the Securities Act, in reliance on Rule 506 of Regulation D under the Securities Act (“Regulation D”).  In connection therewith, with the exception of fewer than five minority stockholders of OcuSense, each of whom will have appointed a purchaser representative, the Company is obtaining representations from all the minority stockholders of OcuSense to the effect that they are “accredited investors”, as such term is defined under Regulation D.  In addition, there was no general solicitation or general advertising within the meaning of Regulation D in connection with the proposed transaction.

Summary Term Sheet, page 3

3.	Disclose why you are proposing this transaction at this time.

The Company notes the Staff’s comment and has disclosed the requested information on page 2 of Amendment No. 1, under the new heading “Summary Term Sheet—Reasons for the Proposal”.

4.	Disclose how the merger consideration was determined and the factors management considered in recommending that investors vote for this transaction.

The Company notes the Staff’s comment and has disclosed the requested information on page 3 of Amendment No. 1, under the heading “Summary Term Sheet—Merger Consideration”.  We have made some additional corresponding disclosure on page 39 of Amendment No. 1, under the heading “Proposal IV—Reasons for the Proposal”.

5.	Disclose in plain English all interests of management, and quantify benefits that members of management will receive including, for example, severance benefits.

The Company notes the Staff’s comment and has disclosed the indirect interests of officers and former officers of the Company in this transaction on pages 6 and 7 of Amendment No. 1, under the new heading “Summary Term Sheet—Interests of Management”.

Information about this proxy material and voting, page 7

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

6.
Include under a separate caption the interests of management, and quantify the benefits management will derive from all the proposals.  Disclose all related party transactions, including, for example, the relationship of Mr. Vamvakas with Marchant, and quantify all fees and other payments to be made to Marchant.  We may have further comments.

The Company notes the Staff’s comment and has disclosed the requested information on pages 9 to 15 inclusive of Amendment No. 1, under the new heading “Information about this Proxy Material—Interests of Management”.

Votes Required to Approve Each Proposal, page 11

7.
Expand to disclose whether the registrant is aware of the intent of its major shareholders and members of management to vote for this transaction and whether any parties entered into any agreements regarding their votes.  Tell us whether major shareholders of OccuLogix are also shareholders in OcuSense and how their percentage interest in OccuLogix will change as a result of these transactions.

The Company notes the Staff’s comment and has disclosed the requested information on pages 19 and 20 of Amendment No. 1, under the new heading “Information about this Proxy Material—Voting Intention of Major Stockholders and Management”.

We hereby confirm that none of TLC Vision Corporation, Diamed Medizintechnik GmbH or Elias Vamvakas, being the three largest beneficial holders of OccuLogix’s stock, is a stockholder of OcuSense.

Election of Directors, page 13

8.	Disclose that Mr. Vamvakas has been on the board of OcuSense since November 30, 2006. Also disclose whether he is an officer or director of Marchant.

The Company notes the Staff’s comment and has disclosed the requested information on page 21 of Amendment No. 1, under the heading “Proposal I—Election of Directors”.  In addition to stating that Mr. Vamvakas is neither a director nor an officer of Marchant Securities Inc. (“Marchant”) on page 21 of Amendment No. 1, under the heading “Proposal I—Election of Directors”, we have made that statement in several other places in Amendment No. 1.

Proposal III, page 18

9.	Expand to quantify the number of shares that are expected to be issued in each of the various transactions described in this proxy statement.

The Company notes the Staff’s comment and has disclosed the requested information on page 25 of Amendment No. 1, under the heading “Proposal III—Increase in the Number of Authorized Shares of Common Stock”.

Proposal IV, page 19

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

10.
Please provide the disclosure required by Item 14(b)(6) of Schedule 14A.  We note the reference in note 2 of the unaudited pro forma consolidated financial statements to an agreed upon value of $18 million based on a valuation calculation completed “with the assistance of an independent appraiser.”

We have removed that reference from note 2 of the unaudited pro forma consolidated financial statements as it was erroneous.  The value was not based upon the valuation of a third party valuator, and, accordingly, Amendment No. 1 does not refer to any report, opinion or appraisal of an outside party.

Business of the Parties, page 19

11.	Please expand the last paragraph on page 19 to disclose the amount of consideration paid to acquire the 50.1% of the capital stock of OcuSense in November 2006.

The Company notes the Staff’s comment and has disclosed the requested information in the last paragraph on page 27 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Business of the Parties”.

Background of the Merger, page 21

12.
We note the disclosure in the second paragraph of page 21 of the preliminary and general discussions with Mr. Donsky.  Please disclose the specific amounts of consideration proposed by the parties during the negotiations.

The Company notes the Staff’s comment and has provided revised disclosure on page 29 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger”.

13.	Please describe in more detail how the parties determined a full enterprise value of $18 million. We note the disclosure in the third paragraph on page 21.

The Company notes the Staff’s comment and has provided revised disclosure on pages 29 and 30 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger”.

14.	Please clarify the last sentence in the third paragraph to briefly describe the developmental milestones and whether the purchase price was adjusted in any way as a result of those milestones.

The Company notes the Staff’s comment and has provided the requested information in the revised disclosure on page 29 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger”.

15.	Disclose Mr. Vamvakas’ affiliation with Marchant.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

The Company notes the Staff’s comment and respectfully submits that to disclose Mr. Vamvakas’ affiliation with Marchant in the section of Amendment No. 1 captioned “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger” would be confusing to the reader since Marchant is not being compensated in connection with the merger transaction.  Marchant was not involved in any negotiations regarding OccuLogix’s proposed acquisition of the minority interest in OcuSense that it does not already own or the Merger Agreement, and we have added a statement to that effect in the third paragraph on page 30 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger”.  In response to the Staff’s comment #6, we have disclosed the relationship between Mr. Vamvakas and Marchant near the beginning of Amendment No. 1—on pages 11 and 12, under the heading “Information about this Proxy Material—Interests of Management”.  That disclosure also appears on:  page 44 of Amendment No. 1, under the heading “Proposal V—Interests of Directors and Officer and Director—Elias Vamvakas”; page 46 of Amendment No. 1, under the heading “Proposal VI—Interest of Officer and Director—Elias Vamvakas”; and pages 48 and 49 of Amendment No. 1, under the heading “Proposal VII—Interest of Officer and Director”.

Merger Consideration, page 22

16.	Specifically disclose the value of the merger consideration to be paid for the minority interest.

The Company notes the Staff’s comment and has disclosed the requested information on page 31 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Merger Agreement—Merger Consideration”.

Reasons for the Proposal, page 30

17.	Please expand this section to disclose the material factors that the board considered in acquiring the remaining 49.9% interest in OcuSense.

The Company notes the Staff’s comment and has provided the requested information in the revised disclosure on page 39 of Amendment No. 1, under the heading “Proposal IV—Reasons for the Proposal”.

Securities Purchase Agreement, page 32

18.	Disclose where shareholders can view this document and Exhibit A and how they can get a copy of it if necessary.

The Company notes the Staff’s comment and also notes that the requested information is disclosed on page 42 of Amendment No. 1, in the last paragraph under the heading “Proposal V—Securities Purchase Agreement”.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Part Payment of Marchant’s Commissions, page 37

19.
Please revise this section to clearly state in an introductory paragraph (1) the total amount paid or to be paid to Marchant for all services to the registrant, (2) the number of shares issued to date for all services, (3) the amount of cash issued to date for all services, and (4) the balances to be paid for all services.  Also disclose the total number of shares Marchant will own after all payments.

The Company notes the Staff’s comment and has revised the disclosure on pages 47 and 48 of Amendment No. 1, under the heading “Proposal VII—Payment of Marchant’s Commissions”, accordingly.

Proposal X, page 46

20.	Update the status of possible NASDAQ delisting.

The Company notes the Staff’s comment and has updated the disclosure on page 58 of Amendment No. 1, under the heading “Proposal X—Background”.

Principal Stockholders, page 79

21.
Expand the disclosure to explain the effect on beneficial ownership, assuming all the proposals are approved and effectuated.  Identify the individuals and entities who will beneficially own more than 5% of OccuLogix, and estimate the total number or percentage of shares that will be beneficially owned by the new officers and directors.

The Company notes the Staff’s comment and has expanded the disclosure on page 93 of Amendment No. 1 accordingly, under the new heading “Principal Stockholders—Following Approval and Implementation of Proposals”.

Unaudited Pro Forma Consolidated Financial Statements, page 1

Pro Forma Transactions, page 1

22.
Please tell us and revise the filing to disclose why you believe adjustments (a), (b), (d) and (e) are directly attributable to the transaction and factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.  This comment also impacts Note 2 on page 6.

The Company notes the Staff’s comment and has revised the filing to address the Staff’s comment.  Amendment No.1 puts forward ten proposals for the Company’s stockholders to consider and vote on.  Most of the ten proposals are interdependent.  If Proposal III is not approved, then we will not take action with respect to any of Proposals IV, V, VI, VII, IX or X even if some or all of such proposals are approved.  If any of Proposals IV, V, VI, VII or IX is not approved, then we will not take action with respect to any of them even if one or more of such proposals are approved.  As a result, the pro forma financial presentation must reflect the impact of all of Proposals IV, V, VI, VII, IX and X.  For the Staff’s convenience, we summarize immediately below each of the relevant proposals:

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

-	Proposal III – approval an increase in the number of authorized shares of the Company’s common stock from 75,000,000 to 500,000,000;
-	Proposal IV – approval and adoption of the Merger Agreement pursuant to which the Company proposes to issue 79,248,175 shares of its common stock to the minority shareholders of OcuSense;
-
Proposal V – approval and adoption of the Securities Purchase Agreement pursuant to which the Company proposes to issue 21,730,000 shares of its common stock for gross aggregate proceeds of $2,173,000;

-	Proposal VI – approval of the proposed pre-payment by the Company of the Bridge Loan by issuing, to the Bridge Lenders, a minimum of 78,864,705 shares of the Company’s common stock;
-
Proposal VII – approval of the proposed issuance to Marchant of a minimum of 844,800 shares of the Company’s common stock in payment of commissions owing for services rendered by Marchant in connection with the Securities Purchase Agreement and the Bridge Loan;

-	Proposal IX – approval of an increase in the share reserve under the 2002 Stock Option Plan, from 6,456,000 to 60,000,000; and
-
Proposal X – approval of the proposed reverse split in a ratio of up to 1:25 and a subsequent decrease in the number of authorized shares of the Company’s common stock from 500,000,000 to a number equal to 500,000,000 multiplied by 50% of the reverse split ratio.

The above-described proposals correspond to the adjustments as follows:

a)
relates to Proposal V and reflects the allocation of the portion of Marchant’s commission earned in connection with the Securities Purchase Agreement (and which will be paid in accordance with Proposal VII);

b)	relates to Proposal VI and reflects the allocation of the portion of Marchant’s commission earned in connection with the Bridge Loan (and which will be paid in accordance with Proposal VII);
c)	relates to Proposal IV;
d)	relates to Proposal IX; and
e)	relates to Proposal III and Proposal X.

The Company believes that the Merger Agreement, the Securities Purchase Agreement and the Loan Agreement, together with the agreements of the Company’s executives and former executives whose respective severance entitlement will be compromised as described in Proposal IX, provide the necessary factual support required by Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Consolidated Statement of Operations, page 4

23.
Certain cross-referenced pro forma adjustments to Note 3 herein do not appear correct.  In this connection, certain Note 3 adjustments descriptions do not appear correctly labeled.  Please correct the references and descriptions as necessary based on our concern.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

The Company notes the Staff’s comment and has revised the references and descriptions to address the Staff’s concern.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 6

2.  Pro Forma Consolidated Balance Sheet of OccuLogix, page 6

24.
Please revise Note (c) herein to disclose how you determined the value of the stock to be issued in the merger.  Also, the nature and expected useful lives or amortization periods of the identified intangibles should be disclosed.  Finally, uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

The Company notes the Staff’s comments and has revised the Note (c) disclosure to explain how the Company valued the stock to be issued in the merger.  As a result of the recent restatements of the Company’s audited consolidated financial statements for the financial years ended December 31, 2007 and 2006, the merger transaction disclosed in the unaudited pro forma consolidated financial statements do not result in the reporting of additional intangibles.  Accordingly, we believe that further discussion of the amortization associated with intangibles related to the merger transaction is not warranted.

25.
We note that on page 8 you have “agreed upon an entity value for OcuSense of $18,000,000, based on a valuation calculation completed with the assistance of an independent appraiser.”  Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the reference asset valuation.

We have removed that reference from the notes to the unaudited pro forma consolidated financial statements as it was erroneous.  The value was not based upon the valuation of a third party valuator, and, accordingly, Amendment No. 1 does not refer to any report, opinion or appraisal of an outside party.

However, management did engage the services of a third party for the limited purpose of assisting management to identify and employ appropriate valuation methodologies in management’s calculation of the range of indications of value.  The valuation methodologies employed by management are described on pages 29 and 30 of Amendment No. 1, under the heading “Proposal IV—Merger Agreement; Acquisition of Minority Ownership Interest in OcuSense—Background of the Merger”.  The scope of the assistance rendered by this third party was limited and did not rise to the level of an opinion or appraisal and was not provided with any professional assurances.  Management takes full responsibility for its calculation of the range of indications of value and its conclusion that according a full-enterprise value of $18,000,000 to OcuSense was fair and reasonable.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Form 10-K for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 65

26.
Please tell us why the audit report from your independent public accounting firm dated March 14, 2008 is not signed as required by Rule 2-02(a) of Regulation S-X.  Also refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.  Finally, tell us why their report on the effectiveness of your internal control over financial reporting found on page 115 is also unsigned.

The Company notes the Staff’s comment regarding this administrative oversight and has ensured that Amendment No.2 on Form 10-K/A (the “Amended Annual Report”), filed with the SEC on July 21, 2008, and which amends our Annual Report on Form 10-K filed with the SEC on March 17, 2008, reflects that the audit report from our independent accounting firm has been signed as required by Rule 2-02(a) of Regulation S-X.  In addition, the report of our independent accounting firm on the effectiveness of our internal controls over financial reporting, included in the Amended Annual Report, also properly reflects the signature thereon of our independent accounting firm.

Note to Consolidated Financial Statements, page 71

Note 4 Acquisitions, page 81

27.
We note you used a report from an independent third party valuator to assist in the valuation of intangible assets acquired in your September 2006 Solx business combination.  Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuation.  While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

The Company notes the Staff’s comment and, in future filings, will take full responsibility for valuing the assets and liabilities of an acquired entity.  We also understand that, if the Amended Annual Report is incorporated by reference into any registration statement, it will be necessary to include the consent of the independent valuation firm as an exhibit to the registration statement.

The independent third party valuator was engaged by the Company to assist it in its accounting of the purchase price allocation related to the Company’s acquisition of Solx, Inc. on September 1, 2006 (the “Solx Acquisition”).  The work performed by the valuator and his subsequent analysis did not constitute an opinion as to the value of the assets acquired in the Solx Acquisition but merely was intended to provide us with a fair value estimate which, in turn, assisted us in our allocation of the purchase price in the Company’s consolidated financial statements.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

28.
We see that on November 30, 2006 you acquired 50.1% of the capital stock of OcuSense.  More specifically, we see you purchased 1,754,589 shares of OcuSense’s Series A Preferred Stock, par value of $0.001 per share, representing 50.1% of OcuSense’s capital stock on a fully diluted basis for an aggregate purchase price of up to $8,000,000.  In light of the fact you did not invest in OcuSense’s common stock and the fact there is no indication the preferred securities you invested in are voting, please explain to us why you consolidated this investment in your financial statements.  Reference the U.S. GAAP that supports your conclusions.  Please make sure to tell us more about OcuSense’s capital structure and how the guidance at EITF 02-14 impacts your required accounting.

We note the Staff’s comment and refer to the Company’s letter dated June 20, 2008 and the Company’s letter dated July 2, 2008, filed with the SEC on June 20, 2008 and July 2, 2008, respectively, which responded to the Staff’s comment by explaining the basis on which the Company reconsidered the basis for the accounting for its investment in OcuSense in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

We hereby supplement the information provided in the above-mentioned letters by providing the table below, which sets forth our calculation of the fair value of the minority interest of OcuSense.  The table demonstrates our application of EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations” (“EITF 98-11”).  Note that, because OcuSense does not comprise a business (as defined in EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”), the Company intends to use the simultaneous equations method in EITF 98-11 and adjust the assigned value of the non-monetary assets acquired (consisting solely of the technology intangible asset) to include the deferred tax liability.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Calculation of Fair Value of Minority Interest
		Calculation of Fair Value of Minority Interest		Accounting for Alpha milestone payment in June 2007		Accounting for Beta milestone payment in March 2008
Payments made by OccuLogix	$	$		$		$
Nov. 30/06 – date of acquisition	2,000,000
Jan. 3, 2007	2,000,000		4,000,000
Alpha milestone payment -	2,000,000				2,000,000
Discounted value (1)	1,692,536		1,692,536		1,692,536
Variance Alpha milestone payment vs fair value at acquisition					307,464
Percentage applicable to Minority Interest					42.38%
Journal Entry - $ value applicable to Minority Interest Dr. Minority Interest – p/l Cr. Minority Interest - Balance Sheet					130,291
Beta milestone payment -	2,000,000						2,000,000
Discounted value (1)	1,519,032		1,519,032				1,519,032
Variance Alpha milestone payment vs fair value at acquisition							480,978
Percentage applicable to Minority Interest							42.38%
Journal Entry- $ value applicable to Minority Interest Dr. Minority Interest – p/l Cr. Minority Interest - Balance Sheet							203,819
			7,211,558
Percentage of OcuSense acquired			57.62%
Fair value of OcuSense, Inc. as implied by fair value of OccuLogix payments			12,514,819
Percentage ownership applicable to Minority Interest			42.38%
Implied fair value of Minority Interest			5,303,261
Fair value of Minority Interest implicit in outstanding OcuSense warrants (2)			369,756
Fair value of Minority Interest implicit in outstanding vested OcuSense options (2)			583,434
Total fair value of Minority Interest			6,256,451

Fair value of net tangible assets	2,690,316
Percentage applicable to Minority Interest	42.38%
Fair value of net tangible assets applicable to Minority interest (A)	1,140,044		(1,140,044)
Percentage previously used for Minority Interest	49.9%
Fair value of net tangible assets previously applicable to Minority interest (B)	1,342,467
Adjustment required to Minority Interest regarding change in %tage applicable to Minority Interest (B – A)	202,423		(202,423)
Net Minority Interest adjustment required			4,913,984
Application of EITF 98-11
Computation of Final Book Balance of the Intangible Asset (FBB)
CPP = FBB – (Tax Rate x (FBB – Tax Basis) - Where	CPP =		4,913,984
	Tax Rate =		40%
	Tax Basis =		0
Intangible Asset calculated as FBB			8,189,973
Computation of Deferred Tax Liability (DTL)
DTL = (Tax Basis –FBB) x Tax Rate
Deferred Tax Liability calculated as DTL			3,275,989
Journal Entry:
Dr. Intangible Assets			8,189,973
(Cr.) Deferred Tax Liability			(3,275,989)
(Cr.) Minority Interest			(4,913,984)
(1) – discounted value reflects value of the milestone payments incorporating the probability (which was assessed as high) that the milestone payments will be made, as well as the time value associated with the planned settlement date of the payments
(2) – reflects intrinsic value of warrants and options

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

29.
In a related matter, we note at the closing of the OcuSense purchase which took place on November 30, 2006 you paid $2,000,000 of the total purchase price, paid another $2,000,000 installment on January 3, 2007 and in June 2007 paid the third $2,000,000 installment of the purchase price upon the attainment by OcuSense of the first of two pre-defined milestones.  Please explain to us how your accounting for the milestone payments complies with SFAS 141 and EITF 97-8.

In its recent restatements of its audited consolidated financial statements for the financial years ended December 31, 2007 and 2006, the Company corrected the basis of consolidation of OcuSense and switched from the voting control model to the variable interest entity model.  The variable interest entity model requires the non-controlling interest to be measured at fair value on the acquisition of OcuSense, and, as a result, the fair value of the milestone payments as of the date of acquisition is embedded in the initial measurement of non-controlling interest.

As stated in its letter dated June 20, 2008, in considering the appropriate accounting for the milestone payments, the Company determined that it should apply the initial measurement guidance in paragraph 20 of FIN 46(R).  The Company notes that, subsequent to initial consolidation, the milestone payment liability represents a contingent liability to a controlled subsidiary.  As such, the liability will eliminate on consolidation.  Previously, the Company adjusted the minority interest at the date of each milestone payment in order to reflect the non-controlling interest’s share in the additional cash of the subsidiary, with an offsetting increase to the non-monetary assets acquired (consisting solely of the technology intangible asset) reflecting the increased actual cost of obtaining those non-monetary assets.  (See the application of EITF 98-11 in the table included in the Company’s response to the Staff’s comment no. 28.)

The Company notes that, because the non-controlling interest is required to be measured at fair value on acquisition of OcuSense, the fair value of the milestone payments as of the date of acquisition will be embedded in the initial measurement of non-controlling interest.  As such, it would be inappropriate to record additional minority interest based on the full amount of the milestone payment applicable to the minority interest.

In the absence of any specific literature addressing the appropriate accounting for milestone payments on acquisition of a variable interest entity, the Company has accounted for the milestone payments in its restated financial statements as follows:

•
The Company determined the fair value of the milestone payments on the date of acquisition, incorporating the probability (which was assessed as high) that the milestone payments will be made, as well as the time value associated with the planned settlement date of the payments.

•
The Company is not aware of any guidance under U.S. GAAP that would permit milestone payments to be added to further increase the initial measurement of an asset acquired as a result of an acquisition of a variable interest entity.  Therefore, when the milestone payments were made, the Company recorded the difference between minority interest portion related to the milestone payment (i.e., the minority interest portion of the ultimate value of the milestone payment less the initial fair value determination) and the cash payment as an expense, with a corresponding increase to minority interest, to reflect the additional value provided to the minority interest in excess of that contemplated on the acquisition date.

The Company notes that, as a result of the change in the basis of consolidation of OcuSense, neither FASB-141 nor EITF 97-8 is applicable to the accounting for the acquisition of OcuSense.

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

Note 10 Discontinued Operations, page 88

30.
We note that you sold on December 19, 2007 all of the issued and outstanding shares of SOLX, the Glaucoma Division, to Solx Acquisition in a related party transaction.  We also note as part of the sale you retain a royalty interest ranging from 3% to 5% of the worldwide net sales for the SOLX 790 Laser and the SOLX Gold Shunt, including next-generation or future models or versions of these products and a subordinated interest in certain of SOLX’s intellectual property to secure the royalty obligation.  Please tell us how your presentation of SOLX as a discontinued operation is consistent with paragraph 42(b) of SFAS 144 or other applicable U.S. GAAP.

The Company believes that its presentation of Solx as a discontinued operation is consistent with paragraph 42(b) of SFAS 144 since the Company has not had any significant continuing involvement in Solx’s operations since the sale, nor will the Company have any significant continuing involvement in Solx’s operations in the future.  The following factors were taken into account in arriving at this conclusion:

a)	the Company is not involved in Solx’s operations in any manner;
b)	the Company is not supporting Solx’s operations in any manner; and
c)
Solx’s sales in 2007 were $244,150-which, if maintained at that level in future years, would give rise to royalty payments to the Company of $7,325 per annum (being 3% of $244,150), an immaterial amount.

Furthermore, for the following reasons, the Company believes that there is great uncertainty regarding whether it will realize royalty payments in the future:

a)	we believe that Solx will need to obtain FDA approval of its key glaucoma products in order to maintain or increase its sales in Europe;
b)	we believe Solx will take longer than two or three years to obtain such FDA approval, and, until it is obtained, if ever, there can be no certainty that Solx will obtain it ultimately; and
c)
we believe that there is no certainty that Solx will be able to raise the financing necessary to sustain its operations and to continue its clinical trials, especially in light of the Company’s failure to raise such financing prior to its sale of Solx to Solx Acquisition, Inc. on December 19, 2007.

For the reasons set forth above, we believe that the Company does not, directly or indirectly, have a significant continuing involvement in the operations of Solx and that presenting Solx as a discontinued operation is consistent with paragraph 42(b) of SFAS 144.

Note 19 Segment Information, page 108

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com

31.
Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments.  See question 22 to the FASB publication “Segment Information:  Guidance on Applying Statement 131.”  Please address our concern in your future filings.

The Company notes the Staff’s comment and has adjusted its disclosure of long-lived assets by geographic area in the Annual Amended Report.

In addition to, and in connection with, the foregoing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours very truly,

/s/ William G. Dumencu

William G. Dumencu
Chief Financial Officer and Treasurer

cc:           Mr. Elias Vamvakas (Chairman and Chief Executive Officer, OccuLogix, Inc.)
Ms. Suh Kim (General Counsel, OccuLogix, Inc.)

OccuLogix, Inc.
International Corporate Office: 2600 Skymark Ave., Bldg. 9, Ste. 201, Mississauga, Ontario  Canada L4W 5B2
 T 905 602-0887 F  905 602-7623
U.S. Corporate Office:  612 Florida Avenue, Palm Harbor, Florida 34683   T 727 784-2353     F 727 784-0898

www.occulogix.com